UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 6, 2010
Commission File Number: 001-14534
Precision Drilling Corporation
(Exact name of registrant as specified in its charter)
4200, 150 – 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

The Addendum dated July 2, 2010 to the Management Information Circular (the “Information Circular”) of Precision Drilling Trust dated April 7, 2010, attached as Exhibit 99.1, is being furnished to the Securities and Exchange Commission (the “Commission”) as part of this Report on Form 6-K. This Report on Form 6-K is hereby incorporated by reference into the following registration statements:
1.	Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (No. 333- 159965) filed by Precision Drilling Corporation (the “Corporation”) with the Commission on June 17, 2010; and
2.	Registration Statement on Form S-8 (No. 333-167614) filed by the Corporation with the Commission on June 17, 2010.
EXHIBIT INDEX

Exhibit No.	Description

99.1	Addendum dated July 2, 2010 to the Information Circular.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION
By:	/s/ Joanne L. Alexander
	Name:	Joanne L. Alexander
	Title:	Corporate Secretary

Date:  July 6, 2010

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